Exhibit 99.1

BEST Inc. Announces Changes to its Board of Directors

HANGZHOU, China, May 11, 2022 - BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that Mr. Mark Qiu has resigned from his position as a director of the Company due to personal reasons, effective May 6, 2022.

Mr. Qiu served as the chairman of the audit committee, and also served as the chairman of the compensation committee, of the Company’s board of directors.

“On behalf of the Company and the Board, I would like to express our sincerest gratitude to Mr. Mark Qiu for his contributions and service since joining the Company as a director in 2011,” commented Mr. Shao-Ning Johnny Chou, Chairman and CEO of BEST. “We are grateful that Mr. Qiu will remain as one of the Company’s strategic advisors and we wish him the best of success in his future endeavors.”

The Company today also announced that the Company has appointed Mr. Ying Wu and Mr. Klaus Anker Petersen as independent directors of the Company. Each of Mr. Wu and Mr. Petersen satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the NYSE, and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. As of today, the Company has three independent directors. The Company today also announced that Mr. Wu will serve as the chairman of the audit committee, and will also serve as the chairman of the compensation committee, of the Company’s board of directors.

Mr. Wu is a highly regarded technology innovator, successful entrepreneur and distinguished investor with over thirty-five years of strong track record for delivering values to investors. Mr. Wu currently serves as a global board member of The Nature Conservancy (TNC), and a board member of TNC China. Ying also serves as a founding board member of the Future Forum in China. Mr. Wu manages six venture capital / private equity funds with around US$2 billion in assets under management. He has been the president of China Capital Management Limited since October 2008. Mr. Wu is currently the chairman of ZJBC Information Technology Co., Ltd. (SZSE: 000889), an independent non-executive director of JD Health International Inc. (HKSE: 6618), an independent non-executive director of Zall Smart Commerce Group Ltd. (HKSE: 2098), and chairman of the board of supervisors of Huayi Brothers Media Corporation Ltd. (SZSE: 300027). Mr. Wu was an independent non-executive director of Zhong An Online P&C Insurance Co., Ltd, (HKSE: 6060), a director of HyUnion Holdings Co., Ltd. (SZSE: 002537), an independent director of TCL Corporation Ltd. (SZSE: 000100), a director of Joyoung Co., Ltd. (SZSE: 002242), and an independent director of Guangzhou TechLong Packaging Machinery Co., Ltd. (SZSE: 002209). Mr. Wu was also the co-founder of UTStarcom (NASDAQ: UTSI), a global telecommunication infrastructure business and served as Chairman and CEO of UTStarcom China for twelve years. He obtained a bachelor’s degree in electronic engineering from Beijing Institute of Technology, a master’s degree in science and a doctor’s degree (honoris causa) from New Jersey Institute of Technology.

Mr. Petersen is a highly accomplished entrepreneur, investor and successful financial management executive with over 20 years of experience in retailing, e-commerce logistics and financial industry. He is currently the chairman and owner of Lane House Limited, a multi-brand specialty retailer that supports Western and Chinese companies develop retail presence in China. He is also the CEO and co-founder of Green Planet Foods, an innovator of plant-based food and beverage products, as well as a co-founder and investor in Brandhouse Group, a cross-border e-commerce parcel delivery business that focuses on Scandinavian markets. From 2014 to 2015, Mr. Petersen was a managing director of Sunshine Insurance Group, an insurance, healthcare and asset management services provider. From 2004 to 2014 he held various roles as associate, vice president and executive director at Morgan Stanley in London and Beijing. From 1998 to 2003, he worked as an associate and engagement manager with McKinsey & Company. Mr. Petersen earned a master’s degree in science in engineering and applied mathematics from the Technical University of Denmark, and an MBA from INSEAD in 2003.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management, and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.
Investor relations team
ir@best-inc.com

The Piacente Group, Inc.
Yang Song
Tel: +86-10-6508-0677
E-mail: best@tpg-ir.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: best@tpg-ir.com